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                                                                     EXHIBIT B-3

                         EXECUTIVE EMPLOYMENT AGREEMENT

  Executive Employment Agreement effective as of the 21st day of February, 1995, between Syntro Corporation, a Delaware corporation ("Syntro"), and William J. Davies, a resident of Leawood, Kansas (the "Executive").

                                  Witnesseth:

  Whereas, the Executive has been serving as an officer of Syntro and, in certain instances, of SyntroVet Incorporated ("SyntroVet"), a wholly-owned subsidiary of Syntro (collectively the "Offices"), which are listed on Schedule A attached hereto and incorporated herein by this reference;

  Whereas, the Board of Directors of Syntro has determined that the retention of the executive staff of Syntro is important to the continued long-term viability of Syntro; and

  Whereas, Syntro desires to continue the services of the Executive in the Offices, and the Executive is willing to continue in the Offices on the terms and conditions hereinafter set forth; and

  Now, Therefore, in consideration of the mutual promises and conditions contained herein, the parties hereby agree as follows:

  1. DEFINITION OF SYNTRO. For the purposes of this Agreement, unless the context otherwise requires, all reference to Syntro herein shall include both Syntro and SyntroVet.

  2. ENGAGEMENT. Syntro hereby continues the engagement of the Executive in the Offices, and the Executive hereby accepts said engagement upon the terms and conditions hereinafter set forth.

  3. TERM. Subject to the provisions for termination hereinafter set forth, the term of this Agreement began as of the date first above written, and shall expire on the expiration dated indicated on Schedule A.

  4. COMPENSATION.

  (a) Salary. As base compensation for the services to be rendered hereunder, Syntro shall pay the Executive the annual salary set forth on Schedule A, payable in equal semi-monthly installments (payable on the 15th and the last day of each month). Said salary may be increased by Syntro to take into account the nature of the contributions to Syntro by the Executive and any other factors that may be deemed relevant by the Compensation Committee of the Board of Directors of Syntro (the "Compensation Committee").

  (b) Compensation Plans. The Executive shall be entitled to participate in any stock option plan(s), employees' stock purchase plan(s), 401(k) savings plan, retirement plans, profit sharing plans, bonus programs and deferred compensation plan(s) as Syntro may from time to time adopt upon the terms and conditions established by the Compensation Committee or the Board of Directors of Syntro.

  (c) Bonus Compensation. The Executive shall be entitled to cash bonuses during the term of his (her) employment based upon the success of Syntro and/or the Executive in reaching certain goals and objectives as determined by the Executive, the President of Syntro and the Compensation Committee, and reflected in the minutes of the Board of Directors as approved thereby.

  5. EMPLOYMENT BENEFITS. Syntro shall maintain such policies of health, hospitalization, disability and life insurance covering the Executive as Syntro shall reasonably determine to be

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comparable to policies covering other senior executive officers of Syntro. The
Executive shall be entitled to ten (10) days of sick leave, with full pay, per calendar year. Accrued and unused sick leave will expire in accordance with the Company policy then in effect.

  6. VACATIONS. The Executive shall be entitled to the number of business days of vacation time as shall be indicated on Schedule A, at full salary, each calendar year, commencing retroactively to the Effective Date of Vacation Accrual set forth on Schedule A. In the event that, at the end of any calendar year during the term of this Agreement, there shall be any vacation time of the Executive remaining unused (including vacation time accrued from prior calendar years), such accrued and unused vacation time shall be accumulated with previously accrued but unused vacation time and carried forward into the succeeding and future calendar years. Notwithstanding the accumulation of accrued and unused vacation time, the Executive shall not be entitled to use more than thirty (30) business days of vacation time in any calendar year without the prior consent of the President of Syntro. Vacation time shall be deemed to be used in the reverse chronological order in which it has accrued so that current year vacation time is used before accrued but unused vacation time is used. The Executive shall be entitled to such additional vacation time, without pay, as he (she) and the President of Syntro shall from time to time agree. Accrued and unused vacation time, not to exceed sixty (60) days in total, shall be paid to the Executive on the last day of his (her) employment.

  7. DUTIES, UNDERSTANDINGS AND EXPECTATIONS. The Executive shall devote his
(her) full and exclusive business time, attention, energies and best efforts to the performance of his duties hereunder, in such manner and at such times as may be determined by the President or the Board of Directors from time to time, in accordance with the usual standards of ethics and the usual customs and procedures applicable to the commercial businesses in which Syntro is engaged. During the term of this Agreement, or any extension hereof, the Executive shall neither directly nor indirectly be employed by any other person, firm or corporation, in any capacity whatsoever except (a) as a director or the like of any business or charitable entity or organization provided such entity or organization is not engaged in activity competitive with Syntro or its affiliates, and (b) as an officer and/or director of any corporation or manager of any limited liability company as requested by Syntro. It is expressly understood that the Executive's primary mission is to enhance the growth and value of Syntro through sound management of its assets, including, without limitation, its personnel, facilities, technologies, and capital for product-related research, development, registration, manufacturing and marketing.

  8. WORKING FACILITIES. The Executive shall be furnished, at the cost of Syntro, with office space, clerical help and such other facilities, supplies and services as are deemed appropriate by Syntro as suitable to the Executive's position and adequate for the performance of his duties hereunder.

  9. EXPENSES. Syntro shall reimburse the Executive for all reasonable and necessary costs and expenses incurred by him (her) in connection with the performance of his (her) duties hereunder upon the presentation by the Executive from time to time of itemized accounts of such expenditures. Syntro shall reimburse the Executive for all business-related travel and entertainment expenses incurred by him (her).

  10. EXECUTIVE COVENANTS. To induce Syntro to execute, deliver and perform this Agreement, and for $10.00 in hand paid, Executive hereby covenants and agrees:

  (a) Nondisclosure of Information--The Executive acknowledges that Syntro's business and financial records, customer and client lists, trade secrets and confidential planning or policy matters, and any secret or confidential operational, research, product development, management, financial, accounting, control, system, marketing or tax information relating to the business of Syntro and other confidential methods of operations or plans, as they may exist from time to time ("confidential information") are valuable and unique assets of Syntro, access to and knowledge of which are essential to performance of his
(her) duties hereunder, and therefore he (she) agrees he (she) will not, during his

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(her) employment and for a period of five (5) years thereafter, disclose such confidential information to any person or other entity who is or will be a direct competitor of Syntro conducting business in the "territory" (hereinafter defined in Paragraph 10(b) below), nor during said period of time shall the Executive make use of any such confidential information for his (her) own purposes or benefit in the territory or for the benefit of any person or other entity (except for Syntro, or any affiliate thereof) who is or will be a direct competition of Syntro conducting business in the territory. The foregoing is in addition to and not in replacement for the Confidentiality Agreement executed and delivered by the Executive upon commencing employment with Syntro, which Confidentiality Agreement is hereby ratified and confirmed.

  (b) Executive's Restrictive Covenants--As a paramount inducement to Syntro to enter into this Executive Employment Agreement and to agree to pay to the Executive his (her) regular compensation, bonuses and the other payments and fringe benefits provided hereunder, and in view of the Executive's services and his (her) access to the confidential information described above, the Executive agrees that during the period of his (her) employment by Syntro and for a period of 12 months after termination of his (her) employment, for any reason whatsoever with Syntro, other than a Syntro Cause or by Syntro without Executive Cause, or the balance of the time remaining of such original stated period from the date of the entry by a court of competent jurisdiction of a final non-appealable judgment or order enforcing the subject covenant, the Executive will not, directly or indirectly, on his (her) own account, or as an employee, consultant, adviser, partner, co-venturer, owner, member, manager, officer, director or stockholder of any other person, firm, partnership, limited liability company, or corporation:

    (i) conduct, engage in, be connected with, or directly aid or assist as a member of or consultant to management anyone else to engage in, a business directly competitive with the vaccine product line of Syntro throughout the United States of America, its territories, possessions, protectorates and commonwealths; so long as and provided Syntro products are sold in the territory described above during said applicable period of time (the foregoing is not intended to preclude the Executive from pursuing other opportunities in the animal health industry); nor

    (ii) during such time, directly or indirectly, sell or solicit sales for products competitive with those of Syntro, or to service, consult with, divert, take away, transfer or interfere with any of the collaborative partners or customers of Syntro; nor

    (iii) during such time, directly or indirectly, for himself (herself) or on behalf of any other person or entity in which he (she) shall have any direct or indirect business or employment interest (collectively an "affiliated entity"), induce or attempt to induce any present or future management or other key employee of Syntro to leave the employ of Syntro and/or to seek or accept employment with the Executive or any affiliated entity, nor shall he (she) negotiate with any such employee in the employ of Syntro with respect to such person's present or future employment outside of Syntro.

  However, nothing herein contained shall prevent the Executive during the time indicated from purchasing and owning stock in any corporation listed on any stock exchange or traded in the over-the-counter market provided such purchases shall not result in the Executive owning in the aggregate directly or beneficially, three percent (3%) or more of the equity securities of any corporation or other entity engaged in a business which is competitive to that of Syntro.

  The Executive further agrees that, in view of the present scope of Syntro's business activities, the time periods, territory and scope of activities specified above describe the minimum reasonable time, area and scope of activities necessary to protect Syntro and its successors and assigns, in the use of the good will of the business to be conducted by Syntro, and therefore he (she) agrees that Syntro, in case of violation of this Paragraph 10(b), may have injunctive relief, without bond (but upon due notice) in addition to such other relief as may appertain in equity or at law. No waiver of any violation hereof shall be implied from Syntro's forbearance or failure to take action in pursuance hereof. All covenants

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and provisions of this Paragraph 10(b) constitute a series of separate covenants, and if any particular portion of this Paragraph 10(b) is adjudicated invalid or unenforceable, the same shall be deemed deleted without affecting the validity and enforcement of the other provisions hereof, and if any provision hereof is deemed unenforceable because of its scope in terms of area, time or business activities, the parties agree that the same may be made enforceable by reductions or limitations thereon so as to be enforceable to the fullest extent permissible under the laws and public policies of any applicable jurisdiction.

  The provisions of this Paragraph 10 shall continue in full force and effect notwithstanding the termination of this Employment Agreement.

  11. TERMINATION.

  (a) Events of Termination. This Agreement and the Executive's employment with Syntro may be terminated:

    (1) at any time by mutual consent of Syntro and the Executive; or

    (2) by Syntro for Executive Cause (as hereinafter defined) upon written notice to the Executive; or

    (3) by Syntro without Executive Cause upon 30 days prior written notice to the Executive;

    (4) by the Executive for Syntro Cause (as hereinafter defined); or

    (5) by the Executive without Syntro Cause upon not less than 30 days prior written notice to Syntro.

  (b) Definition of Executive Cause. For purposes of this Agreement, termination of the Executive by Syntro shall be deemed to be for "Executive Cause" if the Board of Directors of Syntro shall have determined in good faith that the Executive has:

    (1) willfully neglected his (her) normal and material duties hereunder;

    (2) willfully breached any of the material covenants contained herein including, without limitation, the covenants set forth in Section 10;

    (3) wrongfully converted funds or property of Syntro;

    (4) made any unauthorized disclosure of any trade secrets, patents, trademarks, copyrights or other proprietary business information owned or developed by or on behalf of Syntro, its successors or assigns; or

    (5) been arrested and arraigned for a crime involving moral turpitude.

  (c) Definition of Syntro Cause. For purposes of this Agreement, termination by the Executive shall be deemed for "Syntro Cause" if the Executive shall have terminated his employment with Syntro due to:

    (1) the assignment to the Executive of duties not consistent with that of his (her) Offices or demanding additional, official work days per week;

    (2) a reduction in salary or discontinuance of any bonus plan now in effect in which the Executive may participate; or

    (3) a change in the geographic location of where the Executive's position is primarily based in excess of fifty (50) miles from the Syntro facility at which the Executive predominantly performs his (her) duties as indicated on Schedule A (the "Executive's Facility").

  12. SEVERANCE BENEFITS FROM SYNTRO.

  (a) Benefits/Accrual. To induce the Executive to continue to serve Syntro and SyntroVet in his (her) present capacities, Syntro shall provide the Executive with severance benefits as set forth below,

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unless he (she) is terminated for Executive Cause. The Executive shall receive the severance benefits as set forth in Section 12(c) ("Severance Benefits") upon the following conditions:

    (1) the termination of his (her) employment with Syntro pursuant to
  Section 11(a)(1), (3) or (4); or

    (2) Within one (1) year after there has occurred a "change in control" (as hereinafter defined) the Executive has terminated his (her) employment due to a Syntro Cause, or the Executive's employment is terminated by Syntro or its successor in interest for any reason other than Executive Cause.

  (b) Definition of Change of Control. A "change of control" shall have occurred if (i) any person (as used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act")) that presently owns 50% or less of the outstanding shares of Syntro Common Stock becomes the beneficial owner (as defined in Rule 13(d)-3 of the Exchange Act) of a total of more than 50% of the outstanding shares of Syntro's Common Stock, or (ii) Syntro shall have sold all or substantially all of its assets.

  (c) Description of Severance Benefits. Severance Benefits for the Executive shall be as follows:

    (1) a lump-sum payment of one (1) year's salary based on the total annual rate of base compensation for the Executive in effect prior to the date of termination or change of control;

    (2) continued participation in all employee benefits for a period of one
  (1) year. Should such participation not be possible due to terms of the employee benefit plans, equivalent benefits shall be provided to the Executive through alternative means. These benefits shall include, but not be limited to, all health, accident, and disability plans, as well as any life insurance plans, provided by or through Syntro; and

    (3) a release and discharge of the covenants set forth in Section 10(b).

  (d) Time of Paying Severance Benefits. The Severance Benefits described above shall be payable by Syntro or its successor in interest to the Executive on the last day of the Executive's employment. The Executive shall not be required to mitigate the amount of severance benefit by seeking other employment and none of these payments may be reduced by any future salary the Executive may earn.

  13. DISABILITY AND DEATH.

  (a) In the event of the Executive's "Disability" (as hereinafter defined), Syntro or the Executive shall have the right to terminate the Executive's employment hereunder. For purposes hereof, "Disability" shall mean the Executive's inability to render services to Syntro customarily expected of him
(her) because of a medically determinable physical or mental illness, injury or impairment expected to result either in death or to be of long, continued and indefinite duration and for such reason, the Executive himself (herself) or the Board of Directors of Syntro in good faith shall have determined to terminate his (her) employment with Syntro provided, however, (i) neither the Executive nor the Board shall have the right to terminate the Executive's employment on the basis of a Disability unless such Disability shall have continued for a period of one-hundred and twenty (120) calendar days and (ii) if either party shall object to such determination of Disability, such Disability shall be conclusively determined by an independent physician selected in good faith by the Board for such purpose and whose determination shall be final and conclusive on the parties hereto. Notwithstanding the foregoing, (1) the Executive's absence from work because of any such illness, injury or impairment for a continued period of 180 calendar days shall be deemed conclusive evidence of such Disability and (2) a continuous period of Disability absence shall not be deemed interrupted until the Executive returns to substantially full-time work for a period of at least 22 successive business days.

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  During the first 120 calendar days of such Disability, the Executive's compensation hereunder shall be continued. After such 120 calendar days of Disability, if the Executive's employment continues but the Executive is unable to render the type or quality of services to Syntro customarily expected of him
(her) before any such Disability, no further regular compensation need be paid by Syntro, except as otherwise mutually agreed to between the parties for any services that the Executive may be capable of actually rendering. If, during any such period of Disability, the Executive shall be entitled to receive disability payments under the terms of any disability insurance program maintained by Syntro or under any federal or state mandated disability insurance program, the salary otherwise payable by Syntro shall be reduced, but not below zero, by the amounts that the Executive is entitled to receive under such disability insurance programs or laws for any of the periods during which the Executive's Salary is to be continued pursuant to the foregoing provisions of this Paragraph.

  (b) The death of the Executive shall terminate this Agreement.

  14. ARBITRATION. Except as otherwise specifically provided herein, any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in the City in which there is located the Executive's Facility as set forth on Schedule A, in accordance with the rules of the American Arbitration Association then obtaining, and judgment upon any award so rendered may be entered in any court having jurisdiction thereof.

  15. NOTICES. Any notice or other communication required or permitted to be transmitted under this Agreement shall be in writing and personally delivered (by commercial courier or otherwise) or mailed, return receipt requested, postage prepaid, addressed to the parties hereto at their addresses indicated below, or at such other addresses as may be hereafter designated by a party by notice delivered in accordance herewith. Any notice delivered personally shall be effective on the day of delivery; any notice mailed, as aforesaid, shall be effective on the second day following posting.

  16. WAIVER OF BREACH. The waiver by either party of a breach of any provision of this Agreement by the other shall not operate or be construed as a waiver of any subsequent breach.

  17. ASSIGNMENT. The rights and obligations of Syntro under this Agreement shall inure to the benefit of, and shall be binding upon, Syntro and its successors and assigns.

  18. CAPTIONS. Captions are used herein for purposes of convenience only and shall not be used for purposes of interpreting the meaning of any provision.

  19. COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be deemed originals and together shall constitute one and the same instrument.

  20. SEVERABILITY. The invalidity, illegality or unenforceability of any provision hereof shall not in any way affect, impair, invalidate or render unenforceable this Agreement or any other provision hereof.

  21. TAXES. Syntro shall be entitled to deduct or withhold all applicable payroll and social security taxes where required on all applicable compensation paid to the Executive or any successor in interest.

  22. RETURN OF DOCUMENTS. Upon termination of his (her) employment with Syntro for any reason, the Executive shall forthwith deliver to Syntro and return, and shall not retain, any originals or copies of any confidential information or other books, papers, price or premium lists, client or customer contracts, customer or client lists, files, books of account, notes and other documents and data or other writings, tapes or records of the Executive (all of the same are hereby agreed to be the exclusive property of Syntro).

  23. ENTIRE AGREEMENT. This instrument contains the entire agreement between the parties. It supersedes any and all other agreements and understandings of or by the parties with respect to the

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subject matter hereof. It may not be changed orally, but only by agreement in writing and signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

  24. GOVERNING LAW. This Agreement shall be governed by the internal laws of the State of residence of the Executive as of the date hereof.

  In Witness Whereof, this Agreement is effective as of the day and year first above written.

                                          Syntro:

                                          Syntro Corporation
                                          9669 Lackman Road
                                          Lenexa, Kansas 66219

                                                    /s/ J. Donald Todd
                                          By: _________________________________
                                                      J. Donald Todd
                                               President and Chief Executive
                                                          Officer

                                          Executive:

                                                   /s/ William J. Davies
                                          -------------------------------------
                                          Name:  William J. Davies
                                          Address:13121 Windsor Circle
                                                  Leawood, KS 66209

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                                   SCHEDULE A
                                       TO
                         EXECUTIVE EMPLOYMENT AGREEMENT
                                 BY AND BETWEEN
                             SYNTRO CORPORATION AND

                               ----------------

Offices at Syntro:Vice President, Animal Health

Offices at SyntroVet:President

Initial Annual Salary:$114,400.00

No. of Business Days of
 Vacation Time Per Calendar Year: 20

Effective Date of Vacation Accrual: January 1, 1995

Expiration Date of Agreement: February 20, 1997

Executive's Facility: Syntro Headquarters; Lenexa, KS

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